Exhibit 99.2
Consolidated financial statements

Consolidated income statements

For the period ended March 31
(in millions of Canadian dollars, except share amounts) (unaudited)	Note		2024	2023
Operating revenues		3	6,011	6,054
Operating costs	3,	4	(3,446)	(3,516)
Severance, acquisition and other costs		5	(229)	(49)
Depreciation			(946)	(918)
Amortization			(316)	(283)
Finance costs
Interest expense			(416)	(344)
Net return on post-employment benefit plans		10	16	27
Impairment of assets		6	(13)	(34)
Other (expense) income		7	(38)	121
Income taxes			(166)	(270)
Net earnings			457	788

Net earnings attributable to:
Common shareholders			402	725
Preferred shareholders			47	46
Non-controlling interest			8	17
Net earnings			457	788

Net earnings per common share - basic and diluted		8	0.44	0.79

Weighted average number of common shares outstanding - basic (millions)			912.3	912.1

46    BCE Inc. 2024 FIRST QUARTER SHAREHOLDER REPORT

Consolidated statements of comprehensive income

For the period ended March 31
(in millions of Canadian dollars) (unaudited)	Note	2024	2023
Net earnings		457	788
Other comprehensive income (loss), net of income taxes

Items that will be subsequently reclassified to net earnings
Net change in value of derivatives designated as cash flow hedges, net of income taxes of ($28) million and ($21) million for the three months ended March 31, 2024 and 2023, respectively		78	58
Items that will not be reclassified to net earnings
Actuarial gains (losses) on post-employment benefit plans, net of income taxes of ($115) million and $47 million for the three months ended March 31, 2024 and 2023, respectively(1)	10	314	(127)
Net change in value of publicly-traded and privately-held investments, net of income taxes of nil and ($3) million for the three months ended March 31, 2024 and 2023, respectively		(9)	17
Net change in value of derivatives designated as cash flow hedges, net of income taxes of ($6) million and ($2) million for the three months ended March 31, 2024 and 2023, respectively		16	6
Other comprehensive income (loss)		399	(46)
Total comprehensive income		856	742

Total comprehensive income attributable to:
Common shareholders		800	679
Preferred shareholders		47	46
Non-controlling interest		9	17
Total comprehensive income		856	742
(1)The discount rate used to value our post-employment benefit obligations at March 31, 2024 was 4.9% compared to 4.6% at December 31, 2023. The discount rate used to value our post-employment benefit obligations at March 31, 2023 was 5.0% compared to 5.3% at December 31, 2022.

Consolidated statements of financial position

(in millions of Canadian dollars) (unaudited)	Note	March 31, 2024	December 31, 2023
ASSETS
Current assets
Cash		789	547
Cash equivalents		171	225
Short-term investments		700	1,000
Trade and other receivables		3,929	4,031
Inventory		458	465
Contract assets		435	443
Contract costs		704	633
Prepaid expenses		385	230
Other current assets		274	264
Assets held for sale		55	60
Total current assets		7,900	7,898
Non-current assets
Contract assets		272	292
Contract costs		744	779
Property, plant and equipment		30,357	30,352
Intangible assets		16,770	16,609
Deferred tax assets		121	96
Investments in associates and joint ventures		322	323
Post-employment benefit assets	10	3,285	2,935
Other non-current assets		1,799	1,714
Goodwill		10,997	10,942
Total non-current assets		64,667	64,042
Total assets		72,567	71,940
LIABILITIES
Current liabilities
Trade payables and other liabilities		4,345	4,729
Contract liabilities		817	811
Interest payable		335	332
Dividends payable		938	910
Current tax liabilities		170	268
Debt due within one year	9	6,386	5,042
Liabilities held for sale		15	15
Total current liabilities		13,006	12,107
Non-current liabilities
Contract liabilities		277	277
Long-term debt	9	31,283	31,135
Deferred tax liabilities		4,981	4,869
Post-employment benefit obligations	10	1,227	1,278
Other non-current liabilities		1,421	1,717
Total non-current liabilities		39,189	39,276
Total liabilities		52,195	51,383
EQUITY
Equity attributable to BCE shareholders
Preferred shares	12	3,614	3,667
Common shares		20,859	20,859
Contributed surplus		1,241	1,258
Accumulated other comprehensive income (loss)		46	(42)
Deficit		(5,711)	(5,513)
Total equity attributable to BCE shareholders		20,049	20,229
Non-controlling interest		323	328
Total equity		20,372	20,557
Total liabilities and equity		72,567	71,940
48    BCE Inc. 2024 FIRST QUARTER SHAREHOLDER REPORT

Consolidated statements of changes in equity

		Attributable to BCE shareholders
For the period ended March 31, 2024 (in millions of Canadian dollars) (unaudited)	Note	Preferred shares	Common shares	Contri-buted surplus	Accum-ulated other compre-hensive (loss) income	Deficit	Total	Non-controlling interest	Total equity
Balance at December 31, 2023		3,667	20,859	1,258	(42)	(5,513)	20,229	328	20,557
Net earnings		—	—	—	—	449	449	8	457
Other comprehensive income		—	—	—	84	314	398	1	399
Total comprehensive income		—	—	—	84	763	847	9	856
Other share-based compensation		—	—	(32)	—	(3)	(35)	—	(35)
Repurchase of preferred shares	12	(53)	—	15	—	—	(38)	—	(38)
Dividends declared on BCE common and preferred shares		—	—	—	—	(958)	(958)	—	(958)
Dividends declared by subsidiaries to non-controlling interest		—	—	—	—	—	—	(14)	(14)
Settlement of cash flow hedges transferred to the cost basis of hedged items		—	—	—	4	—	4	—	4
Balance at March 31, 2024		3,614	20,859	1,241	46	(5,711)	20,049	323	20,372

	Attributable to BCE shareholders
For the period ended March 31, 2023 (in millions of Canadian dollars) (unaudited)	Preferred shares	Common shares	Contri-buted surplus	Accum-ulated other compre-hensive (loss) income	Deficit	Total	Non-controlling interest	Total equity
Balance at December 31, 2022	3,870	20,840	1,172	(55)	(3,649)	22,178	337	22,515
Net earnings	—	—	—	—	771	771	17	788
Other comprehensive income (loss)	—	—	—	81	(127)	(46)	—	(46)
Total comprehensive income	—	—	—	81	644	725	17	742
Common shares issued under employee stock option plan	—	11	(1)	—	—	10	—	10
Other share-based compensation	—	—	(4)	—	(9)	(13)	—	(13)
Repurchase of preferred shares	(43)	—	12	—	—	(31)	—	(31)
Dividends declared on BCE common and preferred shares	—	—	—	—	(929)	(929)	—	(929)
Dividends declared by subsidiaries to non-controlling interest	—	—	—	—	—	—	(21)	(21)
Settlement of cash flow hedges transferred to the cost basis of hedged items	—	—	—	(6)	—	(6)	—	(6)
Other	—	—	—	(17)	17	—	—	—
Balance at March 31, 2023	3,827	20,851	1,179	3	(3,926)	21,934	333	22,267

Consolidated statements of cash flows

For the period ended March 31
(in millions of Canadian dollars) (unaudited)	Note	2024	2023
Cash flows from operating activities
Net earnings		457	788
Adjustments to reconcile net earnings to cash flows from operating activities
Severance, acquisition and other costs	5	229	49
Depreciation and amortization		1,262	1,201
Post-employment benefit plans cost	10	44	31
Net interest expense		384	330
Impairment of assets	6	13	34
Losses on investments		6	—
Income taxes		166	270
Contributions to post-employment benefit plans		(18)	(15)
Payments under other post-employment benefit plans		(16)	(15)
Severance and other costs paid		(46)	(25)
Interest paid		(448)	(439)
Income taxes paid (net of refunds)		(335)	(164)
Acquisition and other costs paid		(15)	—
Change in contract assets		28	45
Change in wireless device financing plan receivables		57	41
Net change in operating assets and liabilities		(636)	(884)
Cash flows from operating activities		1,132	1,247
Cash flows used in investing activities
Capital expenditures		(1,002)	(1,086)
Short-term investments		300	—
Business acquisitions		(82)	(25)
Spectrum licences		(104)	(11)
Other investing activities		(10)	31
Cash flows used in investing activities		(898)	(1,091)
Cash flows (used in) from financing activities
Increase (decrease) in notes payable		979	(83)
Increase in securitized receivables		—	500
Issue of long-term debt	9	2,191	1,504
Repayment of long-term debt		(2,113)	(299)
Repurchase of a financial liability		—	(149)
Issue of common shares		—	10
Purchase of shares for settlement of share-based payments		(104)	(93)
Repurchase of preferred shares	12	(38)	(31)
Cash dividends paid on common shares		(883)	(839)
Cash dividends paid on preferred shares		(46)	(55)
Cash dividends paid by subsidiaries to non-controlling interest		(14)	(21)
Other financing activities		(18)	(8)
Cash flows (used in) from financing activities		(46)	436
Net increase in cash		242	552
Cash at beginning of period		547	99
Cash at end of period		789	651
Net (decrease) increase in cash equivalents		(54)	40
Cash equivalents at beginning of period		225	50
Cash equivalents at end of period		171	90
50    BCE Inc. 2024 FIRST QUARTER SHAREHOLDER REPORT

Notes to consolidated financial statements
These consolidated interim financial statements (financial statements) should be read in conjunction with BCE’s 2023 annual consolidated financial statements, approved by BCE’s board of directors on March 7, 2024.
These notes are unaudited.
We, us, our, BCE and the company mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., Bell Canada, their subsidiaries, joint arrangements and associates.

Note 1     Corporate information
BCE is incorporated and domiciled in Canada. BCE’s head office is located at 1, Carrefour Alexander-Graham-Bell, Verdun, Québec, Canada. BCE is a communications company providing wireless, wireline, Internet and television (TV) services to residential, business and wholesale customers in Canada. Our Bell Media segment provides conventional TV, specialty TV, pay TV, streaming services, digital media services, radio broadcasting services and out-of-home (OOH) advertising services to customers in Canada.

Note 2     Basis of presentation and material accounting policies
These financial statements were prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), under International Accounting Standard (IAS) 34 - Interim Financial Reporting and were approved by BCE’s board of directors on May 1, 2024. These financial statements were prepared using the same basis of presentation, accounting policies and methods of computation as outlined in Note 2, Material accounting policies in our consolidated financial statements for the year ended December 31, 2023.

These financial statements do not include all of the notes required in annual financial statements.
All amounts are in millions of Canadian dollars, except where noted.

Future changes in accounting standards
The following accounting standard issued by the IASB has not yet been adopted by BCE.

Standard	Description	Impact	Effective date
IFRS 18 - Presentation and Disclosure in Financial Statements
Sets out requirements and guidance on presentation and disclosure in financial statements, including:
•presentation in the income statements of income and expenses within defined categories - operating, investing, financing, income taxes and discontinued operations
•presentation in the income statements of new defined subtotals - operating profit and profit before financing and income taxes
•disclosure of explanations of management-defined performance measures that are related to the income statements
•enhanced guidance on aggregation and disaggregation of information and whether to provide information in the financial statements or in the notes
•disclosure of specified expenses by nature
IFRS 18 replaces IAS 1 - Presentation of Financial Statements but carries forward many of the requirements from IAS 1 unchanged.
		We are currently assessing the impact of this standard.	Annual reporting periods beginning on or after January 1, 2027. Early application is permitted.

Note 3     Segmented information
Our results are reported in two segments: Bell Communication and Technology Services (Bell CTS) and Bell Media. Our segments reflect how we manage our business and how we classify our operations for planning and measuring performance.
The following tables present financial information by segment for the three month periods ended March 31, 2024 and 2023.

For the three month period ended March 31, 2024	Note	Bell CTS	Bell Media	Inter- segment elimina- tions	BCE
Operating revenues
External service revenues		4,550	642	—	5,192
Inter-segment service revenues		6	83	(89)	—
Operating service revenues		4,556	725	(89)	5,192
External/Operating product revenues		819	—	—	819
Total external revenues		5,369	642	—	6,011
Total inter-segment revenues		6	83	(89)	—
Total operating revenues		5,375	725	(89)	6,011
Operating costs	4	(2,927)	(608)	89	(3,446)
Adjusted EBITDA (1)		2,448	117	—	2,565
Severance, acquisition and other costs	5				(229)
Depreciation and amortization					(1,262)
Finance costs
Interest expense					(416)
Net return on post-employment benefit plans	10				16
Impairment of assets	6				(13)
Other expense	7				(38)
Income taxes					(166)
Net earnings					457
(1) The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

For the three month period ended March 31, 2023	Note	Bell CTS	Bell Media	Inter- segment elimina- tions	BCE
Operating revenues
External service revenues		4,528	694	—	5,222
Inter-segment service revenues		7	86	(93)	—
Operating service revenues		4,535	780	(93)	5,222
External/Operating product revenues		832	—	—	832
Total external revenues		5,360	694	—	6,054
Total inter-segment revenues		7	86	(93)	—
Total operating revenues		5,367	780	(93)	6,054
Operating costs	4	(2,961)	(648)	93	(3,516)
Adjusted EBITDA (1)		2,406	132	—	2,538
Severance, acquisition and other costs	5				(49)
Depreciation and amortization					(1,201)
Finance costs
Interest expense					(344)
Net return on post-employment benefit plans	10				27
Impairment of assets	6				(34)
Other income	7				121
Income taxes					(270)
Net earnings					788
(1) The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.
52    BCE Inc. 2024 FIRST QUARTER SHAREHOLDER REPORT

Revenues by services and products

For the period ended March 31	2024	2023
Services(1)
Wireless	1,774	1,723
Wireline data	2,012	2,001
Wireline voice	683	726
Media	642	694
Other wireline services	81	78
Total services	5,192	5,222
Products(2)
Wireless	684	626
Wireline	135	206
Total products	819	832
Total operating revenues	6,011	6,054
(1)Our service revenues are generally recognized over time.
(2)Our product revenues are generally recognized at a point in time.

Note 4     Operating costs

For the period ended March 31	Note	2024	2023
Labour costs
Wages, salaries and related taxes and benefits		(1,082)	(1,102)
Post-employment benefit plans service cost (net of capitalized amounts)	10	(60)	(58)
Other labour costs (1)		(246)	(259)
Less:
Capitalized labour		291	303
Total labour costs		(1,097)	(1,116)
Cost of revenues (2)		(1,875)	(1,954)
Other operating costs (3)		(474)	(446)
Total operating costs		(3,446)	(3,516)
(1)Other labour costs include contractor and outsourcing costs.
(2)Cost of revenues includes costs of wireless devices and other equipment sold, network and content costs, and payments to other carriers.
(3)Other operating costs include marketing, advertising and sales commission costs, bad debt expense, taxes other than income taxes, information technology costs, professional service fees and rent.

Note 5     Severance, acquisition and other costs

For the period ended March 31	2024	2023
Severance	(234)	(29)
Acquisition and other	5	(20)
Total severance, acquisition and other costs	(229)	(49)
Severance costs
Severance costs consist of charges related to involuntary and voluntary employee terminations, including costs of the previously announced workforce reductions incurred up to March 31, 2024.

Acquisition and other costs
Acquisition and other costs consist of transaction costs, such as legal and financial advisory fees, related to completed or potential acquisitions, employee severance costs related to the purchase of a business, the costs to integrate acquired companies into our operations, costs relating to litigation and regulatory decisions, when they are significant, and other costs.

Note 6     Impairment of assets
Impairment charges for the three months ended March 31, 2024 and 2023 of $13 million and $34 million, respectively, related mainly to right-of-use assets for certain office spaces we ceased using as part of our real estate optimization strategy as a result of our hybrid work policy.

Note 7     Other (expense) income

For the period ended March 31	2024	2023
Net mark-to-market (losses) gains on derivatives used to economically hedge equity settled share-based compensation plans	(90)	18
(Losses) gains on retirements and disposals of property, plant and equipment and intangible assets	(7)	47
Losses on investments	(6)	—
Interest income	32	14
Equity income from investments in associates and joint ventures
Operations	15	18
Other	18	24
Total other (expense) income	(38)	121
Gains on disposals of property, plant and equipment
In Q1 2023, we sold land for total proceeds of $54 million and recorded a gain of $53 million as part of our real estate optimization strategy.

Note 8     Earnings per share
The following table shows the components used in the calculation of basic and diluted net earnings per common share for earnings attributable to common shareholders.

For the period ended March 31	2024	2023
Net earnings attributable to common shareholders - basic	402	725
Dividends declared per common share (in dollars)	0.9975	0.9675

Weighted average number of common shares outstanding (in millions)
Weighted average number of common shares outstanding - basic	912.3	912.1
Assumed exercise of stock options (1)	—	0.2

Weighted average number of common shares outstanding - diluted (in millions)	912.3	912.3
(1)The calculation of the assumed exercise of stock options includes the effect of the average unrecognized future compensation cost of dilutive options. It excludes options for which the exercise price is higher than the average market value of a BCE common share. The number of excluded options was 6,599,815 for the first quarter of 2024, compared to 3,250,443 for the first quarter of 2023.

54    BCE Inc. 2024 FIRST QUARTER SHAREHOLDER REPORT

Note 9     Debt
On February 15, 2024, Bell Canada issued, under its 2016 trust indenture, 5.200% Series US-9 Notes, with a principal amount of $700 million in U.S. dollars ($942 million in Canadian dollars), which mature on February 15, 2034. The Series US-9 Notes have been hedged for foreign currency fluctuations with cross currency interest rate swaps. Additionally, on the same date, Bell Canada issued, under its 2016 trust indenture, 5.550% Series US-10 Notes, with a principal amount of $750 million in U.S. dollars ($1,009 million in Canadian dollars), which mature on February 15, 2054. The Series US-10 Notes have been hedged for foreign currency fluctuations with cross currency interest rate swaps and in addition, $336 million in Canadian dollars have been hedged for changes in fair value with interest rate swaps. See Note 11, Financial assets and liabilities, for additional details.

The Series US-9 and US-10 Notes are fully and unconditionally guaranteed by BCE.

In Q1 2024, Bell Canada reclassified its 2.75% Series M-49 medium-term note (MTN) debentures with a total principal amount of $600 million and its 3.35% Series M-47 MTN debentures with a total principal amount of $1,500 million, which mature on January 29, 2025 and March 12, 2025, respectively, from long-term debt to debt due within one year.

Note 10 Post-employment benefit plans
Post-employment benefit plans cost
We provide pension and other benefits for most of our employees. These include defined benefit (DB) pension plans, defined contribution (DC) pension plans and other post-employment benefits (OPEBs).
Components of post-employment benefit plans service cost

For the period ended March 31	2024	2023
DB pension	(33)	(32)
DC pension	(43)	(38)
Less:
Capitalized benefit plans cost	16	12
Total post-employment benefit plans service cost	(60)	(58)
Components of post-employment benefit plans financing income

For the period ended March 31	2024	2023
DB pension	24	37
OPEBs	(8)	(10)
Total net return on post-employment benefit plans	16	27

Note 11 Financial assets and liabilities
Fair value
The following table provides the fair value details of financial instruments measured at amortized cost in the statements of financial position.

			March 31, 2024		December 31, 2023

	Classification	Fair value methodology	Carrying value	Fair value	Carrying value	Fair value

Debt securities and other debt	Debt due within one year and long-term debt	Quoted market price of debt	30,021	28,607	29,049	28,225

The following table provides the fair value details of financial instruments measured at fair value in the statements of financial position.

			Fair value
	Classification	Carrying value of asset (liability)	Quoted prices in active markets for identical assets (level 1)	Observable market data (level 2)(1)	Non-observable market inputs (level 3)(2)
March 31, 2024
Publicly-traded and privately-held investments (3)	Other non-current assets	582	7	—	575
Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	(292)	—	(292)	—
Other	Trade payables and other liabilities and other non-current assets	145	—	217	(72)
December 31, 2023
Publicly-traded and privately-held investments (3)	Other non-current assets	587	10	—	577
Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	(488)	—	(488)	—
Other	Other non-current assets and liabilities	147	—	216	(69)
(1)Observable market data such as equity prices, interest rates, swap rate curves and foreign currency exchange rates.
(2)Non-observable market inputs such as discounted cash flows and revenue and earnings multiples. For certain privately-held investments, changes in our valuation assumption relating to revenue and earnings multiples may result in a significant increase (decrease) in the fair value of our level 3 financial instruments.
(3)Unrealized gains and losses are recorded in Other comprehensive income (loss) in the statements of comprehensive income and are reclassified from Accumulated other comprehensive income (loss) to the Deficit in the statements of financial position when realized.
Market risk
Currency exposures
In 2024, we entered into cross currency interest rate swaps with a notional amount of $700 million in U.S. dollars ($942 million in Canadian dollars) to hedge the U.S. currency exposure of our US-9 Notes maturing in 2034. The fair value of the cross currency interest rate swaps at March 31, 2024 was a net liability of $2 million recognized in Other current assets and Other non-current liabilities in the statements of financial position. See Note 9, Debt, for additional details.
In 2024, we entered into cross currency interest rate swaps with a notional amount of $750 million in U.S. dollars ($1,009 million in Canadian dollars) to hedge the U.S. currency exposure of our US-10 Notes maturing in 2054. In
56    BCE Inc. 2024 FIRST QUARTER SHAREHOLDER REPORT

connection with these swaps, cross currency basis rate swaps outstanding at December 31, 2023 with a notional amount of $644 million were settled. The fair value of the cross currency interest rate swaps at March 31, 2024 was a net liability of $8 million recognized in Other current assets, Other non-current assets, and Other non-current liabilities in the statements of financial position. See Note 9, Debt, for additional details.
In 2024, we entered into cross currency interest rate swaps with a notional amount of $180 million in U.S. dollars ($242 million in Canadian dollars) to hedge the U.S. currency exposure of outstanding loans maturing in 2026 under our Bell Mobility uncommitted trade loan agreement. The fair value of the cross currency interest rate swaps at March 31, 2024 was a net asset of $1 million recognized in Other current assets, Other non-current assets and Other non-current liabilities in the statements of financial position.
A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the U.S. dollar would result in a gain of $17 million (loss of $73 million) recognized in net earnings at March 31, 2024 and a gain of $142 million (loss of $140 million) recognized in Other comprehensive income (loss) at March 31, 2024, with all other variables held constant.
The following table provides further details on our outstanding foreign currency forward contracts and options at March 31, 2024.

Type of hedge	Buy currency	Amount to receive	Sell currency	Amount to pay	Maturity	Hedged item
Cash flow (1)	USD	1,191	CAD	1,608	2024	Loans
Cash flow	USD	905	CAD	1,203	2024	Commercial paper
Cash flow	USD	489	CAD	622	2024	Anticipated purchases
Cash flow	PHP	2,173	CAD	52	2024	Anticipated purchases
Cash flow	USD	563	CAD	734	2025	Anticipated purchases
Cash flow	USD	180	CAD	242	2026	Anticipated purchases
Economic	USD	115	CAD	151	2024	Anticipated purchases
Economic - options (2)	USD	45	CAD	61	2024	Anticipated purchases
Economic - call options	USD	184	CAD	232	2024	Anticipated purchases
Economic - call options	CAD	168	USD	117	2024	Anticipated purchases
Economic - put options	USD	435	CAD	566	2024	Anticipated purchases
Economic	USD	120	CAD	158	2025	Anticipated purchases
Economic - options (2)	USD	65	CAD	85	2025	Anticipated purchases
Economic - call options	USD	540	CAD	694	2025	Anticipated purchases
Economic - put options	USD	540	CAD	698	2025	Anticipated purchases
(1) Forward contracts to hedge loans secured by receivables under our securitization program.
(2) Foreign currency options with a leverage provision and a profit cap limitation.
Interest rate exposures
In 2024, we entered into forward starting interest rate swaps, effective from 2026, with a notional amount of $336 million to hedge the fair value of our US-10 Notes maturing in 2054. The fair value of the interest rate swaps at March 31, 2024 was an asset of $4 million recognized in Other non-current assets in the statements of financial position. See Note 9, Debt, for additional details.
A 1% increase (decrease) in interest rates would result in a loss (gain) of $6 million recognized in net earnings for the three months ended March 31, 2024, with all other variables held constant.
Equity price exposures
We use equity forward contracts on BCE’s common shares to hedge economically the cash flow exposure related to the settlement of equity settled share-based compensation plans. The fair value of our equity forward contracts at March 31, 2024 and December 31, 2023 was a net liability of $239 million and $162 million, respectively, recognized in Other current assets, Trade payables and other liabilities and Other non-current liabilities in the statements of financial position. A (loss) gain of ($90 million) and $18 million for the three months ended March 31, 2024 and 2023, respectively, relating to these equity forward contracts is recognized in Other (expense) income in the income statements.
A 5% increase (decrease) in the market price of BCE’s common shares would result in a gain (loss) of $25 million recognized in net earnings at March 31, 2024, with all other variables held constant.

Note 12 Share capital
Normal course issuer Bid for BCE First Preferred Shares
In Q1 2024, BCE repurchased and canceled 2,113,588 First Preferred Shares with a stated capital of $53 million for a total cost of $38 million. The remaining $15 million was recorded to contributed surplus.

Note 13 Share-based payments
The following share-based payment amounts are included in the income statements as operating costs.

For the period ended March 31	2024	2023
Restricted share units (RSUs) and performance share units (PSUs)	(25)	(34)
Employee savings plan and deferred share units	(9)	(9)
Total share-based payments	(34)	(43)
The following tables summarize the change in outstanding RSUs/PSUs and stock options for the period ended March 31, 2024.

RSUs/PSUs

Number of RSUs/PSUs
Outstanding, January 1, 2024	3,412,812
Granted	1,123,985
Dividends credited	59,526
Settled	(1,249,941)
Forfeited	(6,756)
Outstanding, March 31, 2024	3,339,626

Stock options

	Number of options	Weighted average exercise price ($)
Outstanding, January 1, 2024	7,484,561	61
Forfeited or expired	(884,746)	59
Outstanding and exercisable, March 31, 2024	6,599,815	61

58    BCE Inc. 2024 FIRST QUARTER SHAREHOLDER REPORT